Exhibit 99.35

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)
1376 Bayview Ave, Unit 1

Toronto, Ontario M4G 3A1

Item 2 Date of Material Change

June 24, 2020

Item 3 News Release

The press release attached as Schedule “A” was released on June 24, 2020.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

John Rim
Chief Financial Officer & Chief Operating Officer
Bitfarms Ltd.

jrim@bitfarms.io
416-804-8535

Item 9 Date of Report

June 24, 2020

Schedule “A”

[See attached.]

Bitfarms Reports Financial Results for the Three Months Ended
March 31, 2020

Toronto, Ontario and Brossard, Québec (June 24, 2020) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) today announced its consolidated results for the quarter ended March 31, 2020.

Q1 2020 Financial Summary and Corporate Highlights

●	Consolidated revenue of US$9.2 million, gross profit of US$1.3 million (14% gross profit margin) and net loss of US$2.4 million in Q1 2020 compared to US$3.6 million, US$0.2 million (6% gross profit margin), and a net loss of US$2 million, respectively, in Q1 2019;
●	Mining operations segment gross mining profit[1] of US$4.1 million (47% gross mining margin) in Q1 2020 compared to $1.1 million (36% gross mining margin) in Q1 2019;
●	US$1.8 million EBITDA[1] (20% EBITDA margin) and US$2.8 million Adjusted EBITDA[1] (30% Adjusted EBITDA margin) in Q1 2020 compared to an EBITDA loss of US$0.5 million (-14% EBITDA margin) and Adjusted EBITDA loss of US$0.4 million (-12% Adjusted EBITDA margin) in Q1 2019; and
●	Mined 1,087 Bitcoin with a Q1 2020 average break-even[2] Bitcoin price of US$3,988.

“We are pleased that, despite the difficulties in general market conditions presented by the COVID-19 pandemic in Q1 2020 for most companies, Bitfarms’ operations were able to continue in normal course and yielded positive EBITDA and Adjusted EBITDA. We are pleased that the Company was able to achieve a 47% gross mining margin in the first quarter amidst challenging and uncertain market conditions.

We believe our financial performance relative to our competition reflects the difference in the strength of Bitfarms’ operational efficiency in Bitcoin mining versus our public peers. The cost efficiency of the Company’s operations is further reflected in the break-even cost of production of each Bitcoin of $3,988, which compared very favorably to publicly disclosed financial information of other miners. The break-even cost of production of each Bitcoin achieved of $3,988 achieved by the Company also compared very well to the average Bitcoin market price of approximately $8,261 during the first quarter” commented John Rim, Chief Operating Officer and Chief Financial Officer.

Emiliano Grodzki, Interim Chief Executive Officer of Bitfarms added, “Bitfarms continues to solidify its position as the industry leader in terms of operational efficiency and financial performance. We will continue to carry out our strategy of disciplined, timely and cost efficient growth to achieve greater scale and further our leadership in this burgeoning industry.”

[1]	EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Gross mining profit and Gross mining margin are non-IFRS performance measures; please refer to the end of this press release regarding the use of Non-IFRS Performance Measures.
[2]	Represents the break-even cost of Bitcoin based on variable cost of electricity and is calculated by taking the total electricity costs related to the Mining of each Bitcoin divided by the total number of Bitcoin mined, in the relevant period.

Financial Review

Consolidated Company Results (000’s)

(U.S.$ in thousands except where indicated)	Three months ended
For the periods ended as indicated	Mar. 31 2020	Mar. 31 2019	$ Change	% Change
Revenues	9,212	3,629	5,583	154%
Cost of sales	7,917	3,417	4,500	132%
Gross profit	1,295	212	1,083	511%
Gross margin	14%	6%	-	-
G&A and other expenses	2,805	1,923	882	46%
Operating loss	(1,510)	(1,711)	201	12%
Operating margin	(16)%	(47)%	-	-
Financial income	363	25	338	1352%
Interest expense	1,385	132	1,253	949%
Other financial expenses	-	188	(188)	(100)%
Total financial expenses	1,385	320	1,065	333%
Pre-tax loss	(2,532)	(2,006)	(526)	(26)%
Income tax recovery	(108)	-	(108)	100%
Net loss	(2,424)	(2,006)	(418)	(21)%
Net loss per share - basic	(0.03)	(0.02)	(0.01)	(44)%
Gross mining profit (1)	4,139	1,087	3,052	281%
Gross mining margin (1)	47%	36%	-	-
EBITDA (1)	1,833	(526)	2,359	448%
EBITDA margin (1)	20%	(14)%	-	-
Adjusted EBITDA (1)	2,780	(420)	3,200	762%
Adjusted EBITDA margin (1)	30%	(12)%	-	-

Notes

(1)	EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Gross mining profit and Gross mining margin are non-IFRS performance measures; please refer to Non-IFRS Performance Measures.

Revenue

Bitfarms’ total revenue for Q1 2020 was US$9.2 million compared to US$3.6 million in Q1 2019. Revenue in Q1 2020 increased US$5.6 million or 154% in Q1 2020 compared to Q1 2019 due to an increase in the average selling price of Bitcoin (i.e. $8,138 in Q1 2020 compared to $3,802 in Q1 2019) in addition to an increase in Bitcoin mined in Q1 2020 compared to Q1 2019 that resulted from the increase in Bitfarms’ average hashrate in excess of the increase Network Difficulty.

Cost of Sales

Bitfarms’ cost of sales for Q1 2020 was US$7.9 million compared to US$3.4 million in Q1 2019. Costs of sales include energy and infrastructure expenses, rental expense, depreciation and amortization, electrician salaries, and purchases and net change in inventory.

Energy and infrastructure expenses increased by US$2.7 million or 140% in Q1 2020 compared to Q1 2019 as the Company added new mining equipment that increased electrical consumption from 22 MW in Q1 2019 to approximately 53 MW by the end of Q1 2020. Depreciation and amortization expense increased by US$1.6 million or 121% in Q1 2020 compared to Q1 2019 due to the increase of property, plant and equipment added by the Company in throughout 2019.

Gross Profit

In Q1 2020, the Company had consolidated gross profit of US$1.3 million (14% gross margin) on consolidated revenue of US$9.2 million, compared to gross profit of US$0.2 million (6% gross margin) on consolidated revenue of US$3.6 million in Q1 2019.

General & Administrative and Other Expenses

Bitfarms’ general and administrative and other expenses increased US$0.9 million or 46% in Q1 2020 compared to Q1 2019. The increase was mainly due to higher non-cash salary expenses related to share-based compensation (US$0.6 million) issued to employees as well as the former CEO of the Company upon his resignation on March 13, 2020.

Financial Income and Expenses

Bitfarms’ financial income for Q1 2020 was US$0.4 million compared to financial income of US$25,000 in Q1 2019 resulting primarily from net unrealized foreign exchange gains on the revaluation into US dollars for reporting purposes of assets and liabilities denominated in Canadian dollars. Interest expense for Q1 2020 was US$1.4 million compared to US$0.3 million in Q1 2019. The increase is due to interest on the Dominion Capital loan since only $5 million of the $20 million loan was initially drawn starting March 2019.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended
For the periods ended as indicated	Mar. 31 2020	Mar. 31 2019	$ Change	% Change
Net loss before tax	(2,532)	(2,006)	(526)	(26)%
Interest expense	1,385	132	1,253	949%
Depreciation expense	2,980	1,348	1,632	121%
EBITDA (1)	1,833	(526)	2,359	448%
Stock compensation expense	1,010	111	899	810%
Financial income and other	(63)	(5)	(58)	(1160)%
Adjusted EBITDA (1)	2,780	(420)	3,200	762%

Bitfarms’ net loss for Q1 2020 was US$2.4 million compared to a net loss of US$2.0 million for Q1 2019. EBITDA and Adjusted EBITDA for Q1 2020 were US$1.8 million and US$2.8 million, respectively, compared to an EBITDA loss of US$0.5 million and Adjusted EBITDA loss of US$0.4 million in Q1 2019. EBITDA and Adjusted EBITDA are non-IFRS performance measures; please refer to the heading “Non-IFRS Performance Measures” at the end of this press release.

Calculation of Gross Mining Profit & Gross Mining Margin

(U.S. $ in thousands except where indicated)	Three months ended
For the periods ended as indicated	Mar. 31 2020	Mar. 31 2019	$ Change	% Change
Revenues	8,724	3,000	5,724	191%
Energy and infrastructure expenses	4,585	1,913	2,672	140%
Gross mining profit	4,139	1,087	3,052	281%
Gross mining margin	47%	36%	-	-

Webcast

The Company will be hosting a webcast presentation at 10:00 AM ET on June 24 2020. To view the webcast presentation, please register at:

https://onlinexperiences.com/Launch/QReg/ShowUUID=12748A45-4F77-49B5-8DBB-793D04E62501

The financial results and presentation will also be available on our website at www.bitfarms.com.

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates 5 computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial- scale data centre operators and capital markets professionals, focused on building infrastructure for the future by developing and hosting the ecosystem growing around blockchain-based technologies.

For investor and media inquiries, please contact:

Marc Duchesne

+1.514.277.3508

marc@ryanap.com

To learn more about Bitfarms’ events, developments and online communities:

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/
Website: www.bitfarms.io

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward- looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Non-IFRS Performance Measures

This press release makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures including "EBITDA," “EBITDA margin,” "Adjusted EBITDA," “Adjusted EBITDA margin,” “Gross mining profit,” and "Gross mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective.

EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets. Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses. Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in mining. Management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets.

“EBITDA” is defined as net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization. “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenue. “Adjusted EBITDA” is defined as EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; and (iv) other non-cash expenses. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Revenue. “Gross mining profit” is defined as Revenue minus energy expenses for the Bitfarms segment of the Company. "Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenue for the Bitfarms segment of the Company.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS. See “Reconciliation of Net Income to EBITDA and Adjusted EBITDA” for reconciliation of EBITDA and Adjusted EBITDA to net income.